David S. Maltz

Vice President, Legal and Assistant Corporate Secretary

Duke Energy Corporation

526 S. Church Street

Mail Code:  EC03T

Charlotte, NC 28202

Tel 704-382-3477

Fax 704-382-4439

September 5, 2008

VIA EDGAR

Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Duke Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Quarter Ended March 31, 2008
Filed May 9, 2008
File No. 1-32853

Dear Mr. Mew:

On behalf of Duke Energy Corporation (the “Company”), I am writing to confirm receipt of your comment letter dated August 21, 2008 relating to Duke Energy Corporation’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Quarter Ended March 31, 2008 filed by the Company on February 29, 2008 and May 9, 2008, respectively (Commission File No. 1-32853).  Per my conversation with Ms. Donna DiSilvio, the Company expects to file a written response to your comments by September 12, 2008.

Please do not hesitate to call me at (704) 382-3477 with any questions regarding the foregoing.

Very truly yours,

/s/ David S. Maltz
David S. Maltz
Vice President, Legal and Assistant Corporate Secretary